UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 6, 2006, and entitled “Orbotech Announces Third Quarter 2006 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2006.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month and Three Month Periods ended September 30, 2006.

*     *     *     *     *     *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2006 RESULTS

YAVNE, ISRAEL — November 6, 2006 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2006.

Revenues for the third quarter of 2006 were $106.9 million, compared to $104.9 million recorded in the second quarter of 2006 and $93.7 million in the third quarter a year ago. Net income for the third quarter of 2006 was $16.2 million, or $0.49 per share (diluted), compared to net income of $15.3 million, or $0.46 per share (diluted), in the second quarter of 2006 and $11.1 million, or $0.33 per share (diluted), in the third quarter of 2005.

These results incorporate the adoption, on January 1, 2006, of revised Financial Accounting Standard No.123, “Share Based Payment”, which resulted in increased compensation expenses totaling approximately $1.6 million, without any reduction in income taxes, and a corresponding decrease in diluted earnings per share of $0.05 for the third quarter. Excluding these compensation expenses, net income would have been $17.8 million, or $0.53 per share, for the third quarter of 2006.

Revenues for the first nine months of 2006 totaled $313.2 million, compared to $283.5 million recorded during the same period in 2005. Net income for the first nine months of 2006 was $45.6 million, or $1.38 per share (diluted), compared to net income of $31.2 million, or $0.94 per share (diluted), for the same period last year.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $44.0 million in the third quarter of 2006, unchanged from the second quarter this year, and increased from the $37.3 million recorded in the third quarter of 2005. Sales of equipment to the PCB industry relating to assembled PCBs were $9.3 million this quarter, compared to $9.4 million in the second quarter this year, and $9.1 million in the third quarter of 2005. Sales of flat panel display (“FPD”) inspection equipment were $30.5 million this quarter, compared to $29.3 million in the second quarter this year, and $26.3 million in the third quarter of 2005. Sales of automatic check reading products were $1.5 million in the third quarter of 2006, compared to $1.9 million in the second quarter this year, and $1.6 million in the third quarter of 2005. In addition, service revenues for the third quarter increased to $21.3 million from $20.1 million in the second quarter of 2006, and $19.3 million recorded in the third quarter of 2005.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $256.4 million, compared to $236.1 million at the end of the second quarter, due principally to a positive operating cash flow for the quarter of approximately $19 million. Non-operating disbursements, comprised mainly of capital expenditures, totaled approximately $1.7 million.

During the third quarter the Company sold a record number of its Discovery PCB-AOI series systems, reflecting the continuing strong demand for this product. Although sales of the Company’s Paragon solid state laser direct imaging systems decreased from the second quarter, the Company still expects to record a unit increase exceeding 30% year over year for 2006, and believes that it is poised for further growth in 2007. The Company recently introduced its new Discovery and Paragon systems for inspecting and imaging high density interconnect “HDI” applications at the TPCA trade show in Taiwan, where they were very well received.

While demand for LCD television displays remains healthy, and prices stable, certain leading FPD manufacturers have delayed several investment decisions for the coming months. Current forecasts suggest that overall expenditure on LCD equipment can be expected to decline by approximately 20% in 2007, reflecting the cyclicality in this industry; and this would impact the Company’s FPD revenues for 2007. However, the Company believes that it will be strongly positioned to benefit once customers reemphasize their capital investments in LCD fabrication plants, and given the positive long term outlook for the FPD industry the Company is continuing to invest substantial amounts in research and development for this important area.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “We are pleased to report excellent financial results once again this quarter, which reflect the quality and competitiveness of our product portfolio, the strength of our operational capabilities and the effectiveness of our worldwide sales and support infrastructure. Despite the delay in FPD capital expenditures, we continue to invest consistently in the research and development of new products and solutions for this and the other industries that we serve.”

An earnings conference call is scheduled for Monday, November 6, 2006, at 9:00 a.m. EST. The dial-in number for the conference call is 210-795-2680, and a replay will be available at 203-369-3824, until November 20, 2006. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2006

	September 30 2006	December 31 2005
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	187,208	156,112
Marketable securities	18,187	24,165
Accounts receivable:
Trade	140,515	126,101
Other	20,540	16,884
Deferred income taxes	3,776	3,856
Inventories	76,303	70,885

Total current assets	446,529	398,003

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	51,017	31,096
Other long-term Investments	8,237	8,539
Non-current trade receivables	48	887
Severance pay fund	17,906	15,374
Deferred income taxes	1,353	1,264

	78,561	57,160

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	19,002	19,149

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,495	14,930

	558,587	489,242

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	25,694	35,781
Other	71,062	59,830

Total current liabilities	96,756	95,611
ACCRUED SEVERANCE PAY	31,841	26,584

Total liabilities	128,597	122,195

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	712	659

SHAREHOLDERS’ EQUITY:
Share capital	1,660	1,635
Additional paid-in capital	131,204	104,813
Deferred stock compensation	(10,857)	(1,484)
Retained earnings	336,475	290,889
Accumulated other comprehensive income	344	83

	458,826	395,936
Less treasury stock, at cost	(29,548)	(29,548)

Total shareholders’ equity	429,278	366,388

	558,587	489,242

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2006	2005	2006	2005	2005
	U.S. dollars in thousands (except per share data)
REVENUES	313,166	283,470	106,881	93,682	379,923
COST OF REVENUES	169,732	163,436	57,084	52,650	216,732

GROSS PROFIT	143, 434	120,034	49,797	41,032	163,191
RESEARCH AND DEVELOPMENT COSTS - net	43,704	41,127	15,209	13,744	55,761
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	51,607	43,991	17,799	15,018	59,389
AMORTIZATION OF OTHER INTANGIBLE ASSETS	435	1,905	145	595	2,635

OPERATING INCOME	47,688	33,011	16,644	11,675	45,406
FINANCIAL INCOME - net	4,926	2,450	2,144	945	3,503
WRITE-DOWN OF LONG-TERM INVESTMENTS	(205)		(205)

INCOME BEFORE TAXES ON INCOME	52,409	35,461	18,583	12,620	48,909
TAXES ON INCOME	6,583	4,240	2,359	1,537	5,598

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	45,826	31,221	16,224	11,083	43,311
MINORITY INTEREST IN (PROFITS) LOSSES OF CONSOLIDATED SUBSIDIARY	(53)	(56)	23	14	(156)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(187)	60	(62)	40	102

NET INCOME	45,586	31,225	16,185	11,137	43,257

EARNINGS PER SHARE:
BASIC	$1.39	$0.96	$0.49	$0.34	$1.32

DILUTED	$1.38	$0.94	$0.49	$0.33	$1.30

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,842	32,583	33,147	32,583	32,658

DILUTED	33,048	33,357	33,328	33,576	33,338

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Executive Vice President
and Chief Financial Officer

Date: November 7, 2006